Exhibit 99.1

NEWS RELEASE

Kinross announces investment in
Underworld Resources Inc.

Toronto, Ontario, June 19, 2009 -- Kinross Gold Corporation (“Kinross”) announced today that it has subscribed for 1,200,000 units of Underworld Resources Inc. (“Underworld”) pursuant to a private placement.  Each unit consists of one common share and one half of one share purchase warrant.  Each full warrant allows the holder to purchase one common share at an exercise price of CAD$1.60 during the one year period following the closing of the private placement, subject to acceleration in certain circumstances.  After giving effect to the private placement and the exercise of the warrants, Kinross will hold 1,800,000 common shares which, together with the 2,718,181 common shares held by Kinross prior to the private placement, constitutes 11.1% of Underworld’s outstanding common shares.  The subscription price for the units is CAD$1.25 per unit for an aggregate purchase price of CAD$1,500,000.  The private placement is subject to approval by the TSX Venture Exchange.

The investment in Underworld is part of Kinross’ strategy to maximize exposure to new prospects and experienced explorationists at a relatively small capital investment by partnering with promising junior companies on a select basis.  Underworld is a junior exploration company focused on expanding its new gold discovery in Canada’s Yukon Territory.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: (416) 365-2726
steve.mitchell@kinross.com

Investor Relations Contacts

Erwyn Naidoo	Lisa Doddridge
Vice-President, Investor Relations	Director, Investor Relations
phone: (416) 365-2744	phone: (416) 369-6480
erwyn.naidoo@kinross.com	lisa.doddridge@kinross.com

www.kinross.com